UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                        Under the Securities Exchange Act
                                (Amendment No. )*

                                  VIZACOM INC.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   92855E 10 2
                                 (CUSIP Number)

                                January 2, 2003
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed.

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.   92855E 10 2                13G                     Page 2 of 6 Pages
--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification  No. Of Above Persons (entities only)

     Neil M. Kaufman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     U.S.A.
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With
--------------------------------------------------------------------------------
         5.   Sole Voting Power                   835,154 (1)
         -----------------------------------------------------------------------
         6.   Shared Voting Power                 0
         -----------------------------------------------------------------------
         7.   Sole Dispositive Power              835,154 (1)
         -----------------------------------------------------------------------
         8.   Shared Dispositive Power            0
--------------------------------------------------------------------------------
         9.   Aggregate Amount Beneficially  Owned by Each Reporting Person

                                            835,154 (1)
--------------------------------------------------------------------------------
10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented By Amount in Row 9

                                    7.5% (2)
--------------------------------------------------------------------------------
12.  Type of Reporting Person

                                       IN

(1) Includes 184,421 shares of Common Stock underlying stock options exercisable by Mr. Kaufman within 60 days. Does not include an aggregate of 149,167 shares of Common Stock underlying stock options that are not exercisable within 60 days

(2) Based upon information provided by the issuer that there were 10,368,318 shares of Common Stock outstanding as of December 23, 2002.

CUSIP No.   92855E 10 2               13G                      Page 3 of 6 Pages
--------------------------------------------------------------------------------

Item 1(a)   Name of Issuer:

             Vizacom Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

             3512 Veterans Memorial Highway
             Bohemia, New York 11716

Item 2(a)   Name of Person Filing:

            Neil M. Kaufman

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            c/o Kaufman & Associates, LLC
            50 Charles Lindbergh Boulevard
            Uniondale, New York 11553

Item 2(c)   Citizenship:

            U.S.A.

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $.001 per share ("Common Stock")

Item 2(e)   CUSIP Number

            92855E 10 2

Item   3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
       (c), check whether the person filing is a:

       (a) [ ] Broker or dealer registered under Section 15 of the Exchange
           Act.

       (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

       (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

       (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

       (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

       (f) [ ] An employee benefit plan or endowment fund in accordance with Rule13d- 1(b)(1)(ii)(F).


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CUSIP No.   92855E 10 2              13G                       Page 4 of 6 Pages
--------------------------------------------------------------------------------

       (g) [ ] A parent holding company or control person in accordance with Rule13d- 1(b)(1)(ii)(G).

       (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

       (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

       (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.  Ownership.

            (a)  Amount Beneficially Owned:    835,154 (1)

            (b)  Percent of Class:                      7.5% (2)

            (c)  Number of shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote:     835,154 (1)

                 (ii)  Shared power to vote or to direct vote:       0

                 (iii) Sole power to dispose or to direct the disposition of:
                                                                     835,154 (1)

                 (iv)  Shared power to dispose or to direct the disposition of:
                                                                     0

-------------------

(1) Includes 184,421 shares of Common Stock underlying stock options exercisable by Mr. Kaufman within 60 days. Does not include an aggregate of 149,167 shares of Common Stock underlying stock options that are not exercisable within 60 days

(2) Based upon information provided by the issuer that there were 10,368,318 shares of Common Stock outstanding as of December 23, 2002.


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CUSIP No.   92855E 10 2          13G                           Page 5 of 6 Pages
--------------------------------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP No.   92855E 10 2            13G                         Page 6 of 6 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     January 2, 2003
                                          --------------------------------------
                                                         (Date)

                                                   /s/ Neil M. Kaufman
                                          --------------------------------------
                                                       (Signature)


                                                     Neil M. Kaufman
                                          --------------------------------------
                                                        (Name)

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).